Oriental Culture Holding LTD.

June 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-0405

Attention:	Brian Fetterolf Jennifer López Molina

Re:	Oriental Culture Holding LTD.
Amendment No.1 to Registration Statement on Form F-3 Filed February 22, 2022 File No. 333-262398

Dear Mr. Fetterolf and Ms. Molina:

Oriental Culture Holding LTD. (“OCG” or the “Company” and sometimes referred to as “we” or “our”) is submitting this letter and the following information in response to a letter, dated March 23, 2022, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form F-3 (the “Registration Statement”) filed with the Commission on January 28, 2022 and amended on February 22, 2022.

Concurrently with the submission of this letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Amendment No. 1 to Registration Statement on Form F-3 filed February 22, 2022

Prospectus Cover Page

1. We note your response to comment 2, as well as your amended disclosure that “there are uncertainties in the interpretation and enforcement of these new laws and guidelines, which could materially and adversely impact [y]our business and financial outlook and may impact [y]our ability to accept foreign investments or continue to list on a U.S. or other foreign exchange.” Please also state that such uncertainties could impact the company’s ability to conduct its business (emphasis added).

Response: We have also stated that such uncertainties could impact the company’s ability to conduct its business on the cover page of prospectus.

2. We note your response to comment 3 and we reissue the comment. Your disclosure continues to state that “[t]he Company, we, us, our company, and our are referred to Oriental Culture Holding LTD. (“Oriental Culture”), a holding company incorporated under the laws of the Cayman Islands, its subsidiaries, VIE and the subsidiaries of VIE”(emphasis added). We also note that your disclosure on page ii under the heading “About This Prospectus” continues to state that “all references in this prospectus to “Oriental Culture”, “OCG,” “we,” “us,” “our,” “the Company,” “the “Registrant” or similar words refer to Oriental Culture Holding LTD., together with our subsidiaries, VIE and its subsidiaries” (emphasis added). Please remove the references to your VIE and its subsidiaries when discussing how you refer to the “Company.”

Response: We have removed the references to our VIE and its subsidiaries when discussing how we refer to the “Company” on the cover page and page ii of the prospectus.

3. We note your response to comment 4 and have the following comments:

●	We note your amended disclosure discussing the typical cash transfer process, as well as the chart provided on page 9, which quantifies the cash transfers from your VIE to both your HK subsidiary and your holding company. Please disclose here that cash transfers have been made to date between the holding company, its subsidiaries, and consolidated VIEs, and also quantify the amounts as you do on page 9, in either narrative or tabular form.

Response: We have revised disclosure on the cover page to state that cash transfers have been made to date between the holding company, its subsidiaries, and consolidated VIE, and we also quantify the amounts as we do on page 10.

●	We note your disclosure on page 8 that you “rely on dividends and other distributions on equity paid by [y]our subsidiaries for [y]our cash and financing requirements.” Please revise your disclosure to explain how you “rely” on such dividends and distributions, even though no such dividends or distributions have been made to date.

Response: We have revised our disclosure to state that we may rely principally on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements we may have on page 9.

Prospectus Summary, page 10

4. We note your response to comment 5, as well as your amended disclosure, and we reissue the comment in-part. Please disclose that the company may incur substantial costs to enforce the terms of the VIE arrangements.

Response: We have revised our disclosure to include that the company may incur substantial costs to enforce the terms of the VIE arrangements on page 12.

5. We note your response to comment 6 and your revised disclosure that “[i]n order to further reinforce the WFOE’s right to control and operate the variable interest entity . . . ” Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

Response: We have revised our disclosure on page 11 and will refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE.

6. We note your response to comment 7, as well as your amended disclosure that the legal and operational risks “could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.” Please also discuss significant regulatory, liquidity and enforcement risks, including that “the enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers,” as you disclose on page 14 (emphasis added). Please also address how these risks and uncertainties could result in a material change in your operations and/or the value of the securities you are registering for sale. Also, acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please include cross-references to the more detailed discussion of these risks in the prospectus.

Response: We have revised our disclosure on page 2 to discuss significant regulatory, liquidity and enforcement risks, including that “the enforcement of laws and that rules and regulations in China can change quickly with little advance notice and the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers,” as we disclose on page 16. We have also addressed how these risks and uncertainties could result in a material change in our operations and/or the value of the securities we are registering for sale. We also acknowledged on page 2 that the risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless, with cross-references to the more detailed discussion of these risks in the prospectus.

7. We note your response to comment 8 and we reissue the comment in-part. Please specifically disclose each “business license” required to operate your current business in China. We also note your disclosure that you do not believe that “we are a Critical Information Infrastructure Operator . . . ” (emphasis added). Please revise this statement to state that you do not believe that “we, our subsidiaries, our VIE and its subsidiaries” are a Critical Information Infrastructure Operator, if true. Finally, we note your revised disclosure that “[i]f we, our subsidiaries, or the VIE and its subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, it could significantly limit or completely hinder our ability to offer or continue to offer our securities to investors and cause the value of our securities to significantly decline or become worthless.” Please revise to also discuss the consequences to your business operations.

Response: We have revised our disclosure on page 2 to clarify that each of our VIE and its subsidiaries in China has registered with local State Administration for Market Supervision of China (“SAMR”) and received a license from SAMR called “Business License” with its company name, name of its legal representative, incorporation date, expiration date and approved business scope on such Business License for our current business and operations in China. We also revied disclosure on page 2 to state that we do not believe that we, our subsidiaries, our VIE and its subsidiaries are a Critical Information Infrastructure Operator as defined in Cybersecurity Review Measures. Finally, we revised disclosure on page 2 to discuss the consequence to our business operations if we, our subsidiaries, or our VIE and its subsidiaries do not receive or maintain such permissions or approvals, inadvertently conclude that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future.

8. As a related matter, we note your revised disclosure regarding the regulations that became effective on February 15. Please also address the two new draft regulations proposed by the CSRC.

Response: We have disclosed that the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Management Rules Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) on December 24, 2021 as well as the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) on April 2, 2022, which provides that PRC issuers listing or offering their securities on foreign stock exchanges need to file a notice to CSRC on the cover page, page 2 and page 15.

9. We note your response to comment 9 and have the following comments:

•	We note your amended disclosure that that there are tax consequences with respect to “dividends payable by Chinese companies to non-PRC-resident enterprise.” While we note your disclosure that “no dividends . . . have been made . . . ,” we also note your disclosure of certain cash transfers from your VIE to your holding company and HK subsidiary. Please disclose any tax consequences or confirm that there were none with respect to any such cash transfers.

Response: The cash transfer among the holding company, its subsidiaries and VIE is typically transferred through payment for intercompany services or intercompany borrowing between holding company, subsidiaries and VIE. We have disclosed that there are no tax consequences for the intercompany borrowings and the payment for intercompany services, except for the standard value added taxes and/or income taxes for the revenues and/or profits generated from such services on page 9.

●	We note your amended disclosure that “there is no restrictions and limitations on the abilities of Non-PRC Entities to distribute earnings from their businesses, including ... the abilities to settle amounts owed.” Please also address the ability to settle amounts owed under the VIE agreements.

Response: We have revised our disclosure to indicate that there is also no restriction and limitations on the ability of WFOE to settle amounts owed by VIE under the VIE agreements as both companies are incorporated in China and the amount to be settled will be in RMB without foreign exchange control on page 9.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (703) 618-2503 at FisherBroyles, LLP.

Very truly yours,

Oriental Culture Holding LTD.

/s/ Yi Shao
Yi Shao
Chief Executive Officer

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